

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

James Todd
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, FL 32224

> **Re: Landstar System, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2021**
> **Filed February 18, 2022**
> **File No. 000-21238**

Dear Mr. Todd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2021

General

1. We note that you provide more expansive disclosure in the section of your website relating to "Environmental Stewardship" than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provide on your website.

Risk Factors, page 12

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4. Your website reflects that you have adopted certain initiatives to increase efficiencies and reduce emissions such as equipping trailers with low rolling resistance tires and implementing the use of technology-based tools such as electronic logging devices. Revise your disclosure to identify all material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
    •   decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
    •   increased demand for services that result in lower emissions than competing products;
    •   increased competition to develop innovative new services that result in lower emissions;
    •   increased demand for generation and transmission of energy from alternative energy sources; and
    •   any anticipated reputational risks resulting from operations or services that produce material greenhouse gas emissions.

6. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
    •   severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
    •   quantification of material weather-related damages to your property or operations;
    •   potential for indirect weather-related impacts that have affected or may affect your major customers, suppliers, or third-party capacity providers;
    •   decreased agricultural production capacity of your customers located in areas affected by drought or other weather-related changes; and
    •   any weather-related impacts on the cost or availability of insurance.
    As applicable, your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

7. We note the disclosure on page 18 of your Form 10-K regarding regulations focused on diesel emissions and matters related to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

8. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable,

James Todd
Landstar System, Inc.
August 8, 2022
Page 3

ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Anuja Madmudar at (202) 551-3844 or Ethan Horowitz at (202) 551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation